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                            November 13, 2023

       Linda Ramirez-Eaves
       General Counsel
       Olink Holding AB (publ)
       130 Turner St. Building 2, Suite 230
       Waltham, MA 02453

                                                        Re: Olink Holding AB
(publ)
                                                            Schedule 14D-9
Filed October 31, 2023
                                                            File No. 005-93360

       Dear Linda Ramirez-Eaves:

                                                        We have reviewed your
filing and have the following comments.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments.
       All defined terms used herein have the same meaning as in your Schedule 14D-9, unless otherwise indicated.

       Schedule 14D-9 Filed October 31, 2023

       Identity and Background of Filing Person, page 1

   1. We note the disclosure on pages 18 and 20 of the Offer to Purchase that Buyer is not providing for any
guaranteed delivery procedures. Therefore, on page 2 of the Schedule
                                                        14D-9, please remove
the references to such guaranteed delivery procedures.
   2. We note the name and address of Buyer on page 3 of the Schedule 14D-9. Because it is a co-offeror, please also
provide the name and address of Parent. See Item 1003(d) of
                                                        Regulation M-A.
       Past Contacts, Transactions, Negotiations and Agreements, page 3

   3.                                                   On page 6 of the
Schedule 14D-9, you state that Parent and Olink are party to    certain
                                                        commercial
arrangements.    Please expand this disclosure to briefly describe the nature of
                                                        those commercial
arrangements or direct shareholders to another place in the Schedule
                                                        14D-9 where this
disclosure appears.
 Linda Ramirez-Eaves
FirstName LastNameLinda
Olink Holding AB (publ) Ramirez-Eaves
Comapany 13,
November  NameOlink
              2023    Holding AB (publ)
November
Page 2    13, 2023 Page 2
FirstName LastName
4.       Refer to the following statement made on page 7 of the Schedule 14D-9:
   Olink   s
         executive officers and directors who tender their Offer Securities pursuant to the Offer
         will be entitled to receive the same consideration as Olink   s other
security holders who
         tender Offer Securities pursuant to the Offer . . . .    Consistent
with your disclosure on
         page 26 of the Schedule 14D-9 (under    Risk of Tender and Support
Agreement Parties
         Receiving Lower Consideration   ), please qualify this statement to
indicate that under
         certain circumstances parties to the Tender and Support Agreement may receive less consideration than other security holders who tender Offer Securities pursuant to the
         Offer.
Certain Management Projections, page 27

5. Summarize the material assumptions and limitations of the Management Projections.
6. We note that you have not included a reconciliation for the Management Projections. Please explain why not or revise to do so. See Item
100(a) of Regulation G.
7. Refer to the last sentence in the first full paragraph after the table on page 28 of the
         Schedule 14D-9. While the parties and their financial advisors may include cautionary language regarding reliance on the projections disclosed, it is inappropriate for the party that prepared the projections to disclaim all responsibility for them. Please revise.
Opinions of Olink's Financial Advisors, page 29

8. Please confirm in your response letter that the Management Projections included in the
         Schedule 14D-9 constitute the only projections and forecasts provided by Olink to the financial advisors. On page 30 of the Schedule 14D-9, we note the reference to additional
         information about the    future prospects and operations of Olink
that was provided to J.P.
         Morgan. If additional forecasts or projections were provided, please summarize them in a revised disclosure document.
9.       The opinions of both J.P. Morgan and Goldman Sachs state that they may not be
         reproduced or referenced without the prior permission of the preparer. The J.P. Morgan
         opinion states that it may be reproduced in    any proxy or
information statement    but does
         not refer to tender offer materials. Please state here, or where appropriate in the offer materials, that each advisor has consented to the references to its opinion and the filing of each opinion as an exhibit to the Schedule 14D-9.
10. Expand the disclosure on page 32 of the Schedule 14D-9 to provide further details about how J.P. Morgan selected the publicly traded companies used in its comparison.
         Specifically, explain how the selected companies were considered similar to Olink and its operations and business, besides being publicly-traded entities.
11. See our last comment above. Similarly, in the following section on page 32 of the
         Schedule 14D-9, explain how J.P. Morgan determined that these transactions involved companies that had an analogous business to Olink (or aspects thereof).
 Linda Ramirez-Eaves
Olink Holding AB (publ)
November 13, 2023
Page 3
12.      Revise the first sentence under    Miscellaneous    on page 33 of the
Schedule 14D-9 to
         avoid stating that the summary is not    complete.    While a summary
necessarily involves
         paring down information, all material aspects of the opinions of both financial advisors analyses should be described.
Persons/Assets, Retained, Employed, Compensated or Used, page 39

13.      On page 40 of the Schedule 14D-9, please clarify the reference to a
study    performed by
         Goldman Sachs.
Additional Information, page 41

14. On page 42 of the Schedule 14D-9, you state that in connection with the Compulsory
         Redemption process, among other things,    one arbitrator shall be
nominated jointly by the
         Minority Shareholders who have not tendered their Offer Securities in the Offer . . . .
         Please revise this statement to include shareholders who have properly withdrawn their shares tendered in the Offer, or otherwise explain why they would not be included in the nomination process.
15.      Refer to the following statement made on page 43 of the Schedule
14D-9:    If there is a
         disagreement between the Parent and Buyer and the Minority Shareholder regarding the
         Offer Consideration to be paid in the Compulsory Redemption, the matter is decided by the Arbitral Tribunal, based on the provisions of the Swedish
Companies Act.    Please
         elaborate on how the Arbitral Tribunal would determine the proper redemption price under the Swedish Companies Act in such a dispute and state under what conditions, if any, that the Arbitral Tribunal may set the redemption price below the highest consideration offered during the Offer. See Rule 13e-3(g)(1).
16.      Refer to the following statement made on page 44 of the Schedule
14D-9:    You should
         rely only on the information contained in this Schedule 14D-9, including the annexes and exhibits included hereto or the information incorporated by reference herein, to vote your
         shares at the Combined Meeting.    Please define    Combined Meeting
 or delete this term
         and revise the above statement.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Christina Chalk at 202-551-3263, Shane Callaghan at 202-
330-1032, or Eddie Kim at 202-679-6943.



FirstName LastNameLinda Ramirez-Eaves                         Sincerely,
Comapany NameOlink Holding AB (publ)
                                                              Division of
Corporation Finance
November 13, 2023 Page 3
FirstName LastName
                                                              Office of Mergers
& Acquisitions